--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the Quarter ended March 31, 2003


                    ----------------------------------------

                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)

                       Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)


                    ----------------------------------------


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F or Form
                                     40-F.)

                             Form 20-F |X| Form 40-F

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                                   Yes No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

--------------------------------------------------------------------------------




                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                              (unaudited)


                                                                                            Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003           2002
                                                                                       --------------  --------------
                                                                                        ($ million, except per share
                                                                                                   data)
Operating revenues
Commissions and fees ................................................................        539.6           435.9
Interest and investment income.......................................................         15.5            15.1
                                                                                       --------------  --------------
                                                                                             555.1           451.0
Operating expenses...................................................................       (365.2)         (306.4)
                                                                                       --------------  --------------
Operating income.....................................................................        189.9           144.6
Loss on disposal/closure of operations...............................................         (0.1)            -
Share of profit of associates........................................................         15.4            10.5
Interest income (Note 2).............................................................         15.5            16.7
Interest expense.....................................................................        (14.9)          (16.4)
                                                                                       --------------  --------------
Income before taxation...............................................................        205.8           155.4
Taxation.............................................................................        (72.1)          (55.9)
                                                                                       --------------  --------------
Income after taxation................................................................        133.7            99.5
Equity minority interests............................................................         (2.9)           (6.4)
                                                                                       --------------  --------------
Net income (i).......................................................................        130.8            93.1
                                                                                       --------------  --------------

Net income per ordinary share (i)....................................................         $0.27           $0.19
                                                                                       --------------  --------------

Average number of ordinary shares outstanding (in millions)..........................        481.7           479.3
-------------------------------------------------------------------------------------  --------------  --------------

(i) A summary of the adjustments to net income that would be required if United States generally accepted accounting principles ("US GAAP") were to be applied instead of those accounting principles generally accepted in the United Kingdom ("UK GAAP") is set forth in Note 6.

                                     CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                                                              (unaudited)

                                                                                              Three months ended
                                                                                                  March 31,
                                                                                          ---------------------------
                                                                                                2003           2002
                                                                                          ------------   ------------
                                                                                                 ($ million)
Net income............................................................................         130.8           93.1
Currency translation differences......................................................           2.4           21.9
                                                                                          ------------   ------------

Total recognized gains and losses (ii)................................................         133.2          115.0
----------------------------------------------------------------------------------------  ------------   ------------

(ii) A statement of Comprehensive Income under US GAAP is set forth in Note 6.





                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                                              (unaudited)


                                                                                         March 31,      December 31,
                                                                                              2003           2002(i)
                                                                                       --------------  --------------
                                                                                                ($ million)

                                       ASSETS
Current assets
  Cash and short-term deposits.....................................................           960.4         1,003.4
  Investments......................................................................           831.6           624.5
  Accounts receivable, net.........................................................         9,492.1         7,816.6
                                                                                       --------------  --------------
                                                                                           11,284.1         9,444.5
                                                                                       --------------  --------------
Fixed assets
  Intangible assets - goodwill, net................................................           166.0           115.7
  Tangible assets, net.............................................................           210.7           211.9
  Investments......................................................................            56.8            47.4
                                                                                       --------------  --------------
                                                                                              433.5           375.0
                                                                                       --------------  --------------

Total assets.......................................................................        11,717.6         9,819.5
                                                                                       --------------  --------------

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable.................................................................         9,595.5         7,724.8
  Corporate tax payable............................................................           192.8           168.7
  Accruals and deferred income ....................................................           178.7           233.9
  Bank loans and overdrafts........................................................             -               3.0
  Other current liabilities........................................................           260.0           259.2
                                                                                       --------------  --------------
                                                                                           10,227.0         8,389.6
                                                                                       --------------  --------------
Noncurrent liabilities
  Bank loans.......................................................................           117.7           157.2
  9% Senior Subordinated Notes due 2009............................................           380.8           408.9
  Other noncurrent liabilities.....................................................            60.0            51.7

                                                                                       --------------  --------------
                                                                                              558.5           617.8
                                                                                       --------------  --------------

Provisions for liabilities and charges (Note 5)....................................           120.8           129.0

Equity minority interests..........................................................            19.7            24.7
                                                                                       --------------  --------------
Total liabilities and minority interests...........................................        10,926.0         9,161.1
Shareholders' equity (ii)
  Share capital....................................................................            97.9            97.9
  Share premium....................................................................           221.8           221.8
  Revaluation reserve..............................................................            21.5            21.5
  Retained earnings................................................................           450.4           317.2
                                                                                       --------------  --------------
                                                                                              791.6           658.4
                                                                                       --------------  --------------

Total liabilities and shareholders' equity.........................................        11,717.6         9,819.5
-------------------------------------------------------------------------------------  --------------  --------------

(i) The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii) A summary of the adjustments to shareholders' equity that would be required if US GAAP were to be applied instead of UK GAAP is set forth in
      Note 6.




                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              (unaudited)


                                                                                             Three months ended
                                                                                                  March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net cash inflow from operating activities (Note 3)..................................         337.0           187.6
Dividends from associates...........................................................           -               0.2
Returns on investments and servicing of finance
  Interest received.................................................................          26.4            27.7
  Interest paid.....................................................................         (23.9)          (25.7)
  Bank fees on borrowings...........................................................          (0.2)           (0.3)
  Minority dividends paid...........................................................          (2.1)           (0.5)
                                                                                       --------------  --------------
                                                                                               0.2             1.2
                                                                                       --------------  --------------

Taxation............................................................................         (37.3)          (10.7)
Capital expenditure and financial investment
  Purchase of tangible fixed assets.................................................          (8.6)           (4.6)
  Sale of tangible fixed assets.....................................................           0.9             0.2
                                                                                       --------------  --------------
                                                                                              (7.7)           (4.4)
                                                                                       --------------  --------------
Acquisitions and disposals
  Purchase of subsidiaries..........................................................         (48.4)           (5.6)
  Sale of subsidiaries..............................................................           0.3             -
  Net cash transferred on purchase/sale of subsidiaries.............................           -              29.9
                                                                                       --------------  --------------
                                                                                             (48.1)           24.3
                                                                                       --------------  --------------


Cash flow before management of liquid resources and financing.......................         244.1           198.2
Management of liquid resources......................................................        (314.3)         (169.1)
Financing
  Amounts due from parent company...................................................         (30.7)          (27.8)
  Amounts due to parent company.....................................................          10.7            (9.8)
  Debt due beyond a year:
    Decrease in long-term borrowings................................................         (68.0)          (20.0)
                                                                                       --------------  --------------
                                                                                             (88.0)          (57.6)
                                                                                       --------------  --------------

Decrease in cash....................................................................        (158.2)          (28.5)
-------------------------------------------------------------------------------------  --------------  --------------

(i) The differences between the consolidated statements of cash flows presented above and that required under US GAAP are described in Note 6.





                                                 WILLIS GROUP LIMITED AND SUBSIDIARIES
                                           NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 - Basis of preparation

      These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with UK GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2002. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2 - Interest income

      Substantially all the Company's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating activities

                                                                                              Three months ended
                                                                                                  March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Operating income......................................................................       189.9           144.6
Depreciation and amortization.........................................................        11.4             9.4
(Profit)/loss on sale of tangible fixed assets........................................        (0.1)            0.5
Increase in receivables...............................................................    (1,705.4)       (1,684.3)
Increase in payables..................................................................     1,848.2         1,721.1
Net movement on provisions............................................................        (7.0)           (3.7)
                                                                                       --------------  --------------

Net cash inflow from operating activities.............................................       337.0           187.6
                                                                                       --------------  --------------

Reconciliation of net cash flow to movement in net funds                                    Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net funds at beginning of period....................................................       1,968.3         1,548.7
Net cash flow.......................................................................        (158.2)          (28.5)
Management of liquid resources......................................................         314.3           169.1
Financing ..........................................................................          88.0            57.6
Non-cash movements .................................................................          (6.2)            -
Currency exchange movements.........................................................          12.8           (16.9)
                                                                                       --------------  --------------

Net funds at end of period..........................................................       2,219.0         1,730.0
                                                                                       --------------  --------------

Note 4 - Reconciliation of movements in shareholders' equity                                Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net income..........................................................................         130.8            93.1
Exchange adjustments................................................................           2.4            21.9
                                                                                       --------------  --------------
Net increase in shareholders' equity................................................         133.2           115.0
Shareholders' equity at beginning of period.........................................         658.4           330.5
                                                                                       --------------  --------------

Shareholders' equity at end of period...............................................         791.6           445.5
                                                                                       --------------  --------------


Note 5 - Provisions for liabilities and charges

      In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

     At March 31, 2003, the Company had a provision of $16.7 million relating to this issue. Although the Company considers these provisions to be prudent, there remains some uncertainty as to the ultimate exposure relating to the review.

      At March 31, 2003, the Company had a provision of $18.8 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company's former US and UK underwriting operations. The US underwriting operation was disposed of in l986 and put into liquidation in 1994. In the UK, Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

     The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Similar to other corporations, the Company is also subject to a variety of other claims, including those relating to the Company's employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

    The Company acted as insurance broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

    Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles, the Company has established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the outcome of the actual claims, lawsuits and proceedings to which the Company is subject or potential claims, lawsuits and proceedings, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

      The unaudited condensed consolidated financial statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Summaries of the significant differences as they apply to the Company are set forth in
Note 30 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2002.

      The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between UK GAAP and US GAAP described above is summarized as follows:


Net income                                                                                  Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net income as reported in the consolidated statement of income.....................          130.8            93.1
Adjustments:
Operating expenses - performance options...........................................           (7.5)          (17.9)
Goodwill and other intangible assets...............................................            2.2             1.7
(Loss)/gain on derivative instruments .............................................           (0.8)            0.2
Software development costs ........................................................            0.9             -
Pension costs......................................................................            2.3             0.6
Deferred taxes - effect of above adjustments.......................................            0.6             3.7
                                                                                       --------------  --------------
Net income as adjusted to accord with US GAAP......................................          128.5            81.4
                                                                                       --------------  --------------

Comprehensive income                                                                        Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Net income as adjusted to accord with US GAAP......................................          128.5            81.4
Other comprehensive income:
  Foreign currency translation adjustments.........................................            2.4            21.4
  Net loss on derivative instruments...............................................           (5.4)           (1.7)
  Unrealized holding loss..........................................................           (0.3)           (0.5)
                                                                                       --------------  --------------

Comprehensive income...............................................................          125.2           100.6
                                                                                       --------------  --------------



Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity                                                                       March 31,     December 31,
                                                                                             2003               2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Shareholders' equity as reported in the consolidated balance sheet..................           791.6           658.4
Adjustments:
Fixed assets:
  Goodwill and other intangible assets  - cost.......................................         1,313.3         1,314.8
                                        - amortization..................................        (95.9)          (99.6)
  Software development costs........................................................             1.8             1.0
Current assets:
  Investments.......................................................................             3.2             3.6
  Receivables - derivative instruments..............................................            36.7            38.8
  Pension cost asset................................................................            32.4            28.0
Noncurrent assets:
  Receivables - derivative instruments..............................................            26.8            29.8
  Minimum pension liability adjustment..............................................           (77.3)          (77.3)
Current liabilities:
  Payables - derivative instruments.................................................            (3.2)           (0.8)
  Deferred consideration............................................................             4.4             4.4
Noncurrent liabilities:
  Pension costs liability...........................................................           (45.2)          (43.0)
   Payables - derivative instruments................................................            (7.8)           (7.0)
  Minimum pension liability adjustment..............................................          (165.2)         (165.2)
  Taxation..........................................................................            (9.1)           (8.8)
Provisions for liabilities and charges:
  Deferred taxes - effect of above adjustments .....................................           113.8           110.5
                                                                                       --------------  --------------
Shareholders' equity as adjusted to accord with US GAAP.............................         1,920.3         1,787.6
                                                                                       --------------  --------------


      The categories of cash flow activity under US GAAP can be summarized as follows:

Consolidated statement of cash flows                                                        Three months ended
                                                                                                 March 31,
                                                                                       ------------------------------
                                                                                             2003            2002
                                                                                       --------------  --------------
                                                                                                ($ million)
Cash inflow from operating activities..............................................          122.7           115.1
Cash (outflow)/inflow from investing activities....................................          (58.3)            4.4
Cash outflow from financing activities.............................................          (88.0)          (57.6)
                                                                                       --------------  --------------

(Decrease)/increase in cash and cash equivalents...................................          (23.6)           61.9
Effect of foreign exchange rate changes............................................            0.3            (4.1)
Cash and cash equivalents at beginning of period...................................          208.1           124.1
                                                                                       --------------  --------------
Cash and cash equivalents at end of period.........................................          184.8           181.9
-------------------------------------------------------------------------------------  --------------  --------------

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Summary

    Total revenues increased by $104.1 million (23%) to $555.1 million in the first quarter of 2003 from $451.0 million in the first quarter of 2002. Approximately 7% of this increase was attributable to the effect of foreign currency exchange rate movements and approximately
(2)% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 18% higher in the first quarter of 2003 than in the corresponding quarter of 2002. The majority of our underlying revenue growth was attributable to net new business and the balance from higher premium rates.

    Operating income increased by $45.3 million (31%) to $189.6 million in the first quarter of 2003 from $144.6 million in the first quarter of 2002.

    Net income increased by $37.7 million (40%) to $130.8 million
($0.27 per share) in the first quarter of 2003 from net income of $93.1 million ($0.19 per share) in the first quarter of 2002.

Revenues

    Commissions and fees increased by $103.7 million (24%) to $539.6 million in the first quarter of 2003 from $435.9 million in the first quarter of 2002 and interest income increased by $0.4 million (3%) to $15.5 million in the first quarter of 2003 from $15.1 million in the corresponding period of 2002.

    Global: Revenues generated by our Global business increased by $65.5 million (28%) to $301.2 million in the first quarter of 2003 from $235.7 million in the first quarter of 2002. Approximately 9% of this increase in revenues arose from the effects of foreign currency exchange rate movements. Acquisitions and disposals accounted for approximately 1% of the increased revenues. Adjusting for these items, Global's revenues on an underlying basis increased by 18%. Global's property and casualty, reinsurance and specialties, including marine and aerospace, continued to grow through new business wins across our global marketplace and higher premium rates.

    North America: Revenues generated by our North America business increased by $11.0 million (7%) to $157.7 million in the first quarter of 2003 from $146.7 million in the first quarter of 2002. The disposal of the third-party administration units in 2002, reduced the reported increase in revenues by approximately 9%. Adjusting for this item, North America's revenues on an underlying basis increased by 16% attributable to new business development and higher premium rates.

    International: Revenues generated by our International business increased by $27.6 million (40%) to $96.2 million in the first quarter of 2003 from $68.6 million in the first quarter of 2002. Foreign currency exchange rate movements accounted for approximately 16% of the reported increase in revenues, largely due to the strengthening of the euro, and the effect of acquisitions and disposals accounted for a further 3% of the reported increase in revenues. Adjusting for these items, International's revenues on an underlying basis increased by 21%, led by good performance in Continental Europe, Latin America and Eastern Hemisphere, principally Australia.

Expenses

    Operating expenses increased by $58.8 million (19%) to $365.2 million in the first quarter of 2003 from $306.4 million in the first quarter of 2002. Foreign currency exchange rate movements accounted for approximately 6% of the increase in operating expenses and the effect of acquisitions and disposals reduced the reported increase by approximately 3%. Adjusting for these items, operating expenses grew by 16% in the first quarter of 2003 compared with the first quarter of 2002. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives.

Interest

    Interest income of $15.5 million in the first quarter of 2003 was $1.2 million lower than in the first quarter of 2002, reflecting lower principal amounts of debt outstanding on loans advanced to our indirect parent company Trinity Acquisition Limited.

    Interest expense of $14.9 million in the first quarter of 2003 was $1.5 million lower than in the first quarter of 2002, reflecting lower principal amounts of debt outstanding. Interest expense represents interest payable on long-term debt consisting of senior credit facilities and the 9% senior subordinated notes due 2009.

Associates

    Our share of income before tax of our associates was $15.4 million in the first quarter of 2003, compared with $10.5 million in the corresponding period of 2002. The increase was largely due to improved performance of our associates, led by Gras Savoye.

Income Taxes

      Income tax expense for the first quarter of 2003 amounted to $72.1 million, giving an effective tax rate of 35%, compared with 36% in the corresponding period of 2002.

Minority Interest

      Minority interest for the first quarter of 2003 was $2.9 million compared with $6.4 million for the first quarter of 2002. The decrease in minority interest was largely due to the acquisition of the remaining 22% minority interest in Willis GmbH and the purchase of an additional 23% ownership in Willis Iberia, both with effect from January 1, 2003.

Liquidity and Capital Resources

      Net cash inflow from operating activities increased by $149.4 million to $337.0 million in the first quarter of 2003 from $187.6 million in the corresponding quarter of 2002. This increase was primarily due to improved operating results.

      During the first quarter of 2003, we repaid $39.5 million of our term loans ahead of the repayment schedule and repurchased $28.5 million of 9% Senior Subordinated Notes.

      On January 1, 2003, we acquired the remaining 22% interest, in addition to the 78% already owned, in Willis GmbH, Germany's third largest insurance broker. On January 1, 2003, we also acquired an additional 23% holding in Willis Iberia to add to the 54% already owned. The remaining 23% of Willis Iberia is owned by our associate, Gras Savoye.

      We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Differences between UK GAAP and US GAAP

      Net income for the first quarter of 2003 was $130.8 million under UK GAAP, compared with net income of $128.5 million under US GAAP.

      Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 30 of the Company's audited consolidated financial statements for the year ended December 31, 2002.

Forward looking information

      This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      WILLIS GROUP LIMITED
                                      (Registrant)




                                      By: /s/ THOMAS COLRAINE
                                          -------------------
                                      Name: Thomas Colraine
                                      Title: Group Chief Financial Officer

Date: May 15, 2003